Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is an excerpt from a Transition Update sent to employees via email on November 13, 2006 that addresses the status of various regulatory proceedings related to the merger.

Transition Update

November 10, 2006

Transaction Team in “Crunch” Period

The Transaction Team is now in a "crunch" period with respect to the Illinois Commerce Commission and the Public Service Commission of Wisconsin approval processes. Here’s where things stand, along with additional updates on the FERC and Shareholder approval processes.

ICC Approval Status

Illinois Commerce Commission (ICC) staff filed testimony on Tuesday, October 31, as the Commission schedule required. Five other witnesses also filed testimony on behalf of the following intervenors: Illinois Attorney General's office, CUB, City of Chicago, Environmental Law & Policy Center, UWUA Local 18007 and a group of Retail Gas Suppliers.

A variety of issues were raised that will require further internal analysis and discussion. We are preparing the necessary rebuttal testimony, which will be finalized about November 13.

Given everything we know today, it is still possible we will receive an ICC order approving the merger by early January 2007.

PSCW Approval Process

We have been in discussions with the Public Service Commission of Wisconsin (PSCW) before and after the filing of our direct testimony on October 27, and two issues resolution meetings have been held to date. A variety of issues are being discussed, but similar to our discussions with the ICC, the issues raised do not involve any unusual or harsh conditions. The Citizens Utility Board, however, recently asked for a formal hearing process. We will continue to work with the parties to expedite the process. Negotiations with the staff and with the Wisconsin Industrial Energy Group continue.

FERC Approval Process

We are in the process of responding to the Federal Energy Regulatory Commission’s (FERC) request for additional information, but do not believe this request will affect the timing of the FERC approval. So, although it is not making any promises about when the approval might be issued, it has acknowledged our request for approval by the end of the year, and we remain optimistic that the FERC will meet that schedule.

Shareholder Approval Process

Work related to shareholder approvals and all other matters required for closing remains on track for an early January 2007 closing date. Shareholders of both companies have received copies of the proxy, and Georgeson, a proxy solicitation consulting firm, has been engaged to ensure shareholders cast their votes prior to the shareholder meetings scheduled for December 6, 2006.

The Transaction Team will continue to keep you informed as the approval process continues. If you have any questions, please talk with your work group leader or supervisor. You can watch for future editions of Transition Update and suggest subjects you would like included here. You can submit questions via e-mail: WPS employees to transition@wspr.com and Peoples Energy employees via Peoples Net and the “Answering Your Questions” link. And it’s a good idea to monitor our intranets for periodic updates.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement includes a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which has been sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document, because they contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 6, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.